EXHIBIT 99.1

Scorpio Bulkers Inc. Announces Financial Results for the Third Quarter of 2018 and Declares a Quarterly Dividend
MONACO - October 22, 2018 (GLOBE NEWSWIRE) - Scorpio Bulkers Inc. (NYSE: SALT) (“Scorpio Bulkers”, or the “Company”), today reported its results for the three and nine months ended September 30, 2018.
The Company also announced today that on October 19, 2018, its Board of Directors declared a quarterly cash dividend of $0.02 per share on the Company’s common shares.
Results for the Three and Nine Months Ended September 30, 2018 and 2017
For the third quarter of 2018, the Company’s GAAP net loss was $0.4 million, or $0.01 loss per diluted share. These results include the write off of deferred financing costs of $2.0 million, or $0.03 per diluted share, related to the refinancing of existing debt (see discussion below, “Debt”). For the same period in 2017, the Company’s GAAP net loss was $10.7 million, or $0.15 loss per diluted share. Total vessel revenues for the third quarter of 2018 were $62.5 million, compared to $38.6 million for the same period in 2017. Earnings before interest, taxes, depreciation and amortization (“EBITDA”) for the third quarters of 2018 and 2017 were $28.8 million and $12.4 million, respectively (see Non-GAAP Financial Measures below).
For the nine months ended September 30, 2018, the Company’s GAAP net loss was $5.3 million or $0.07 loss per diluted share. For the same period in 2017, the Company’s GAAP net loss was $58.7 million, or $0.82 loss per diluted share. Total vessel revenues for the first nine months of 2018 were $177.3 million, compared to $111.1 million for the same period in 2017. EBITDA for the nine months ended September 30, 2018 and 2017 were $77.2 million and $12.3 million, respectively (see Non-GAAP Financial Measures below).
While the first nine months of 2018 did not include any non-GAAP adjustments to net income, the Company’s first nine months of 2017 GAAP net loss included a loss/write-off of vessels and assets held for sale of $17.7 million and the write-off of deferred financing costs on the credit facility related to those specific vessels of $0.5 million. Excluding these items, the Company’s adjusted net loss for the first nine months of 2017 was $40.5 million, or $0.56 adjusted loss per diluted share. Adjusted EBITDA for the first nine months of 2017 was $30.0 million (see Non-GAAP Financial Measures below).
TCE Revenue
TCE Revenue Earned during the Third Quarter of 2018

•	Our Kamsarmax fleet earned $13,649 per day

•	Our Ultramax fleet earned $11,342 per day
Voyages Fixed thus far for the Fourth Quarter of 2018

•	Kamsarmax fleet: approximately $14,382 per day for 49% of the days

•	Ultramax fleet: approximately $13,388 per day for 47% of the days
Cash and Cash Equivalents
As of October 19, 2018, the Company had approximately $58.0 million in cash and cash equivalents.
Recent Significant Events
Share Repurchase Program

During the third quarter of 2018, the Company repurchased approximately 1.5 million shares of the Company’s common shares, at an average cost of $6.84 per share. The Company subsequently repurchased approximately 0.3 million shares of the Company’s common shares at an average cost of $6.60 per share from October 1, 2018 through October 12, 2018. These repurchases, totaling $11.9 million, were made under the Board of Directors authorized share repurchase program (the “Share Repurchase Program”) and funded from available cash resources. As of October 19, 2018, the Company had $18.4 million authorized remaining available under the Share Repurchase Program.
On October 19, 2018, the Company’s Board of Directors authorized a new share repurchase program to purchase up to an aggregate of $50.0 million of our common shares (the “New Share Repurchase Program”). This New Share Repurchase Program replaced our Share Repurchase Program that was previously authorized in September 2017 and that was terminated in conjunction with the New Share Repurchase Program. The specific timing and amounts of the repurchases will be in the sole discretion of management and may vary based on market conditions and other factors. The Company is not obligated under the terms of the program to repurchase any of its common shares. The authorization has no expiration date.
Dividend
In the third quarter of 2018, the Company’s Board of Directors declared and the Company paid a quarterly cash dividend of $0.02 per share totaling approximately $1.5 million.
On October 19, 2018, the Company’s Board of Directors declared a quarterly cash dividend of $0.02 per share, payable on or about December 14, 2018, to all shareholders of record as of November 14, 2018. As of October 19, 2018, 75,397,899 shares were outstanding.
Investment in Scorpio Tankers Inc.
On October 12, 2018, the Company invested $100.0 million in a related party, Scorpio Tankers Inc. (NYSE:STNG) ("Scorpio Tankers") for approximately 54.1 million, or 10.9%, of Scorpio Tankers’ issued and outstanding common shares. The investment was part of a larger $300.0 million equity raise through a public offering of common shares by Scorpio Tankers.
IMO 2020
The Company has agreed letters of intent, which are subject to the execution of definitive documentation, with suppliers, engineering firms, and ship repair facilities to cover the purchase and installation of Exhaust Gas Cleaning Systems (“Scrubbers”) on substantially all of its owned and finance leased Kamsarmax and Ultramax vessels between the second quarter of 2019 and the third quarter of 2020. The Scrubbers and their installation will cost between $1.5 - $2.2 million per vessel, and the Company anticipates that between 60-70% of these costs will be financed.

Charter Employment Fixed

The Company has entered into time charter-out agreements, for which certain information is summarized below.

Vessel	Type	Earliest Redelivery Date	Rate Per Day
SBI Jaguar	Ultramax	April 2019	$16,000
SBI Ursa	Ultramax	June 2019	15,000
SBI Tango	Ultramax	March 2019	14,500
SBI Cougar	Ultramax	March 2019	16,500
SBI Echo	Ultramax	February 2019	15,000
SBI Thalia	Ultramax	April 2019	16,500
SBI Lyra	Ultramax	April 2019	16,500
SBI Bolero	Kamsarmax	May 2019	14,500
SBI Macarena	Kamsarmax	February 2019	16,000
SBI Mazurka	Kamsarmax	May 2019	16,000
SBI Samba	Kamsarmax	April 2019	15,500

Debt
$19.0 Million Lease Financing - SBI Echo
On July 18, 2018, the Company closed a financing transaction with an unaffiliated third party involving the sale and leaseback of the SBI Echo, a 2015 Japanese built Ultramax vessel, for consideration of $19.0 million. As part of the transaction, the Company will make payments of $5,400 per day under a five-year bareboat charter agreement with the buyer. If converted to floating interest rates, based on the expected weighted average life of the transaction, the equivalent cost of financing at the then prevailing swap rates would have been LIBOR plus 1.97% per annum.

The transaction also provides the Company with options to repurchase the vessel beginning on the third anniversary of the sale until the end of the bareboat charter agreement. This transaction is being treated as a financial lease for accounting purposes.

$19.0 Million Lease Financing - SBI Tango
On July 18, 2018, the Company closed a financing transaction with an unaffiliated third party involving the sale and leaseback of the SBI Tango, a 2015 Japanese built Ultramax vessel, for consideration of $19.0 million. As part of the transaction, the Company will make payments of $5,400 per day under a five-year bareboat charter agreement with the buyer. If converted to floating interest rates, based on the expected weighted average life of the transaction, the equivalent cost of financing at the then prevailing swap rates would have been LIBOR plus 1.65% per annum.

The transaction also provides the Company with options to repurchase the vessel beginning on the third anniversary of the sale until the end of the bareboat charter agreement. This transaction is being treated as a financial lease for accounting purposes.

$42.0 Million Credit Facility

During the third quarter of 2018, the Company repaid approximately $8.2 million of this loan as the SBI Tango is now financed under the $19.0 Million Lease Financing - SBI Tango.
$30.0 Million Credit Facility

On September 13, 2018, the Company entered into a senior secured credit facility for up to $30.0 million with ING Bank N.V. to refinance two of our Kamsarmax bulk carriers (SBI Zumba and SBI Parapara). The facility has a final maturity date of five years from drawdown date and bears interest at LIBOR plus a margin of 2.20% per annum. This facility is secured by, among other things, a first preferred mortgage on the two Kamsarmax vessels and guaranteed by each of the vessel owning subsidiaries.

$60.0 Million Credit Facility

On September 11, 2018, the Company entered into a senior secured credit facility for up to $60.0 million. The loan facility will be used to finance up to 60% of the fair market value of two Ultramax dry bulk vessels (SBI Perseus and SBI Phoebe) and two Kamsarmax dry bulk vessels (SBI Electra and SBI Flamenco). The facility has a final maturity date of five years from drawdown date and bears interest at LIBOR plus a margin of 2.25% per annum. This facility is secured by, among other things, a first preferred mortgage on the four vessels and guaranteed by each of the vessel owning subsidiaries.

$67.5 Million Credit Facility

During the third quarter of 2018, the Company fully repaid this loan and terminated the credit facility. The four vessels previously financed by this loan are now financed under the $60.0 Million Credit Facility.

$184.0 Million Credit Facility

On September 21, 2018, the Company entered into a senior secured credit facility for up to $184.0 million with Nordea Bank AB (publ), acting through its New York branch, and Skandinaviska Enskilda Banken AB (publ) to refinance up to 60% of the fair market value of six Ultramax dry bulk vessels (SBI Athena, SBI Thalia, SBI Zeus, SBI Hera, SBI Poseidon and SBI Apollo) and six Kamsarmax dry bulk vessels (SBI Conga, SBI Bolero, SBI Sousta, SBI Rock, SBI Reggae and SBI Mazurka). The facility, which is comprised of a term loan of up to $104.0 million and a revolver of up to $80.0 million, has a final maturity date of five years from signing date and bears interest at LIBOR plus a margin of 2.40% per annum. This facility is secured by, among other things, a first preferred mortgage on the twelve vessels and guaranteed by each of the vessel owning subsidiaries.

$409.0 Million Credit Facility

During the third quarter of 2018, the Company fully repaid this loan and terminated the credit facility. Two of the Kamsarmax vessels previously financed by this loan are now financed under the $30.0 Million Credit Facility, twelve vessels previously financed by this loan are now financed under the $184.0 Million Credit Facility and the SBI Echo is now financed under the $19.0 Million Lease Financing - SBI Echo.

$34.0 Million Credit Facility
On October 3, 2018, the Company entered into a senior secured credit facility for up to $34.0 million with a leading European financial institution to refinance up to 62.5% of the fair market value of two Kamsarmax bulk vessels (SBI Jive and SBI Swing).  The loan facility, which is comprised of a term loan up to $17.0 million and a revolver up to $17.0 million, has a final maturity date of seven years from signing date and bears interest at LIBOR plus a margin of 2.35% per annum. This facility is secured by, among other things, a first preferred mortgage on the two vessels and guaranteed by each of the vessel owning subsidiaries. On October 5, 2018, the Company drew down the entire $34.0 million available on this facility.
$330.0 Million Credit Facility
During October of 2018, the Company repaid approximately $23.1 million of this loan as two of the Kamsarmax vessels previously financed by this loan are now financed under the $34.0 Million Credit Facility.
An additional $61.7 million is expected to be repaid under this credit facility upon the closing of the $90.0 Million Credit Facility.
The drawdowns and repayments on our credit facilities between the third quarter of 2018 and October 19, 2018 related to the debt refinancing transactions described above are as follows:

Credit Facility	Drawdown (Repayment) Amount ($ thousands)
$19.0 Million Lease Financing - SBI Tango	$19,000
$42.0 Million Credit Facility	(8,248)
$19.0 Million Lease Financing - SBI Echo	19,000
$30.0 Million Credit Facility	29,975
$60.0 Million Credit Facility	60,000
$67.5 Million Credit Facility	(37,454)
$184.0 Million Credit Facility	184,000
$409.0 Million Credit Facility	(169,248)
$34.0 Million Credit Facility	34,000
$330.0 Million Credit Facility	(23,100)

$90.0 Million Credit Facility
On October 3, 2018, the Company received a commitment from Nordea Bank Abp, acting through its New York branch, and DVB Bank SE for a loan facility of up to $90.0 million. The loan facility will be used to finance up to 60% of the fair market value of six Ultramax dry bulk vessels (SBI Orion, SBI Hyperion, SBI Tethys, SBI Hercules, SBI Samson and SBI Phoenix).
The loan facility has a final maturity date of five years from signing date and bears interest at LIBOR plus a margin of 2.35% per annum. This loan facility, which is expected to close during the fourth quarter of 2018, would increase the Company’s liquidity by approximately $28.0 million after repayment of the vessels’ existing debt. The terms and conditions are similar to those set forth in the Company's existing credit facilities and the loan facility is subject to customary conditions precedent and the execution of definitive documentation.

The Company expects to accelerate the amortization of between $1.5 million and $2.0 million of existing deferred financing costs upon the repayment the existing debt.
$20.5 Million Lease Financing - SBI Hermes
On September 27, 2018, the Company entered into a financing transaction with an unaffiliated third party involving the sale and leaseback of the SBI Hermes, a 2016 Japanese built Ultramax vessel, for consideration of $20.5 million. As part of the transaction, the Company will make payments of $5,850 per day under a five-year bareboat charter agreement with the buyer. If converted to floating interest rates, based on the expected weighted average life of the transaction, the equivalent cost of financing at the then prevailing swap rates would have been LIBOR plus a margin of 1.39% per annum.

The transaction also provides the Company with options to repurchase the vessel beginning on the third anniversary of the sale until the end of the bareboat charter agreement. This transaction, which is expected to close in the fourth quarter of 2018, will be treated as a financial lease for accounting purposes and increases the Company’s liquidity by approximately $11.3 million after repayment of the vessel’s existing loan.

Debt Overview

The Company’s outstanding debt balances, gross of unamortized deferred financing costs as of September 30, 2018 and October 19, 2018, are as follows (dollars in thousands):

	As of September 30, 2018	As of October 19, 2018
Credit Facility	Amount Outstanding	Amount Outstanding	Amount Committed *
Senior Notes	$73,625	$73,625	$—
$409 Million Credit Facility	—	—	—
$330 Million Credit Facility (1)(2)	229,488	206,388	—
$42 Million Credit Facility	14,105	14,105	—
$67.5 Million Credit Facility	—	—	—
$12.5 Million Credit Facility	9,596	9,596	—
$27.3 Million Credit Facility (3)	17,825	17,825	—
$85.5 Million Credit Facility	80,604	80,604	—
$38.7 Million Credit Facility	36,000	36,000
$19.6 Million Lease Financing - SBI Rumba	18,396	18,396	—
$12.8 Million Credit Facility	12,750	12,750	—
$19.0 Million Lease Financing - SBI Tango	18,727	18,636	—
$19.0 Million Lease Financing - SBI Echo	18,742	18,656
$30.0 Million Credit Facility	29,975	29,975
$60.0 Million Credit Facility	60,000	60,000	—
$184.0 Million Credit Facility	184,000	184,000
$34.0 Million Credit Facility	—	34,000
$90.0 Million Credit Facility	—	—	90,000
$20.5 Million Lease Financing - SBI Hermes	—	—	20,500
Total	$803,833	$814,556	$110,500
(1) $23.1 million repaid upon the drawdown of the $34.0 Million Credit Facility in the fourth quarter of 2018.
(2) $61.7 million expected to be repaid upon the drawdown of the $90.0 Million Credit Facility in the fourth quarter of 2018.
(3) $8.8 million expected to be repaid upon the drawdown of the $20.5 Million Lease Financing - SBI Hermes in the fourth quarter of 2018.
* Reflects the maximum loan amount available on undrawn facility.

The Company’s projected quarterly debt repayments on our bank loans and senior notes and bareboat charter payments on our finance leases through 2019 are as follows (dollars in thousands):

	Principal on Bank Loans and Senior Notes	Finance Lease	Total
Q4 2018 (1)	83,210	1,506	84,716
Q1 2019	14,847	2,012	16,859
Q2 2019	15,617	2,012	17,629
Q3 2019 (2)	88,817	2,012	90,829
Q4 2019	15,813	2,012	17,825
Total	$218,304	$9,554	$227,858

(1)
Relates to payments expected to be made from October 20, 2018 to December 31, 2018 including $61.7 million and $8.8 million to be repaid upon the respective drawdowns of the $90.0 Million Credit Facility and the $20.5 Million Lease Financing - SBI Hermes.

(2)	Includes $73.6 million repayment of Senior Notes due at maturity.
Financial Results for the Three Months Ended September 30, 2018 Compared to the Three Months Ended September 30, 2017
For the third quarter of 2018, the Company’s GAAP net loss was $0.4 million, or $0.01 loss per diluted share compared to a GAAP net loss of $10.7 million, or $0.15 loss per diluted share in the same period in 2017. GAAP results for the third quarter of 2018 include the write off of deferred financing costs of $2.0 million, or $0.03 per diluted share, related to the refinancing of existing debt. EBITDA for the third quarters of 2018 and 2017 were $28.8 million and $12.4 million, respectively (see Non-GAAP Financial Measures).
Total vessel revenues for the third quarter of 2018 were $62.5 million, an increase of $23.9 million from $38.6 million in the third quarter of 2017. Our TCE revenue (see Non-GAAP Financial Measures) for the third quarter of 2018 was $62.4 million, an increase of $23.8 million from the prior year period. Total vessel revenues benefited from strong grain activity from the East Coast South America market due to tariffs and potential trade wars, as well as increased demand for coal in China and India.
Total operating expenses for the third quarter of 2018 were $49.5 million compared to $41.2 million in the third quarter of 2017. The increase from the prior year period relates primarily to increases in vessel operating expenses and depreciation due principally to the growth of our fleet.

Ultramax Operations

	Three Months Ended September 30,
Dollars in thousands	2018	2017	Change	% Change
TCE Revenue:
Vessel revenue	$39,722	$23,069	$16,653	72
Voyage expenses	80	16	64	400
TCE Revenue	$39,642	$23,053	$16,589	72
Operating expenses:
Vessel operating costs	18,178	12,773	5,405	42
Charterhire expense	936	29	907	NA
Vessel depreciation	9,399	7,518	1,881	25
General and administrative expense	1,109	837	272	32
Total operating expenses	$29,622	$21,157	$8,465	40
Operating income	$10,020	$1,896	$8,124	428
Vessel revenue for our Ultramax Operations increased to $39.7 million for the third quarter of 2018 from $23.1 million in the prior year period due to strong South Atlantic grain activity, as U.S. tariffs caused Chinese buyers to continue buying large quantities of soybeans from the East Coast South America market extending the usual second quarter grain activity. In addition, strong coal demand from China benefited rates.
TCE revenue (see Non-GAAP Financial Measures) for our Ultramax Operations was $39.6 million for the third quarter of 2018 and was associated with a day-weighted average of 37 vessels owned and one time chartered-in vessel, compared to $23.1 million for the prior year period, associated with a day-weighted average of 28 vessels owned. TCE revenue per day was $11,342 and $8,949 for the third quarters of 2018 and 2017, respectively.

Dollars in thousands	Three Months Ended September 30,
Ultramax Operations:	2018	2017	Change	% Change
TCE Revenue	$39,642	$23,053	$16,589	72
TCE Revenue / Day	$11,342	$8,949	$2,393	27
Revenue Days	3,495	2,576	919	36
Our Ultramax Operations vessel operating costs were $18.2 million for the third quarter of 2018, relating to the 37 vessels owned on average during the period, and included approximately $1.1 million of takeover costs and contingency expenses. Vessel operating costs for the prior year period were $12.8 million and related to the 28 vessels owned on average during the period. Daily operating costs excluding takeover costs and contingency expenses for the third quarters of 2018 and 2017 were $5,037 and $4,927, respectively. The increase versus the prior year period is due primarily to purchases of spares and stores, as well as repairs and maintenance. Sequentially, daily operating costs increased from $5,003 in the second quarter of 2018. The increase versus the trailing quarter is due primarily to the timing of repairs and maintenance, including certain annual class and certification costs.
Charterhire expense for our Ultramax Operations was approximately $0.9 million for the third quarter of 2018 and relates to the vessel time chartered-in at $10,125 per day since the end of the third quarter of 2017.
Ultramax Operations depreciation increased to $9.4 million in the third quarter of 2018 from $7.5 million in the prior year period, reflecting the increase in our weighted average vessels owned to 37 from 28.
General and administrative expense for our Ultramax Operations was $1.1 million for the third quarter of 2018 and $0.8 million in the prior year period. General and administrative expenses consist primarily of administrative service fees, which are incurred on a per vessel per day basis, and bank charges, which are incurred based on the number of transactions. The increase versus the prior year period reflects the growth of our fleet.

Kamsarmax Operations

	Three Months Ended September 30,
Dollars in thousands	2018	2017	Change	% Change
TCE Revenue:
Vessel revenue	$22,743	$15,539	$7,204	46
Voyage expenses	4	37	(33)	(89)
TCE Revenue	$22,739	$15,502	$7,237	47
Operating expenses:
Vessel operating costs	8,833	8,223	610	7
Charterhire expense	108	769	(661)	(86)
Vessel depreciation	4,899	4,553	346	8
General and administrative expense	542	515	27	5
Total operating expenses	$14,382	$14,060	$322	2
Operating income	$8,357	$1,442	$6,915	480
Vessel revenue for our Kamsarmax Operations increased to $22.7 million in the third quarter of 2018 from $15.5 million in the prior year period due to a sustained grain import program from China. With trade war narratives escalating this summer, Chinese mills were making sure they purchased as much grain as they could from other origins notably the East Coast South America market. This coincided with the increase in Indian demand for coal from all origins, especially South Africa.
TCE revenue (see Non-GAAP Financial Measures) for our Kamsarmax Operations was $22.7 million for the third quarter of 2018 associated with a day-weighted average of 19 vessels owned, compared to $15.5 million for the prior year period associated with a day-weighted average of 18 vessels owned and one vessel time chartered-in. TCE revenue per day was $13,649 and $9,211 for the third quarters of 2018 and 2017, respectively.

Dollars in thousands	Three Months Ended September 30,
Kamsarmax Operations:	2018	2017	Change	% Change
TCE Revenue	$22,739	$15,502	$7,237	47
TCE Revenue / Day	$13,649	$9,211	$4,438	48
Revenue Days	1,666	1,683	(17)	(1)
Kamsarmax Operations vessel operating costs were $8.8 million for the third quarter of 2018 relating to the 19 vessels owned on average during the period and included $0.4 million of takeover costs and contingency expenses. This compares to the prior year period of $8.2 million relating to 18 vessels owned on average during the period. Daily operating costs excluding takeover costs and contingency expenses for the third quarters of 2018 and 2017 were $4,931 and $4,989, respectively. Sequentially, daily operating costs increased from $4,801 in the second quarter of 2018, due primarily to an increase in spare and store purchases.
While we do not currently time charter-in any Kamsarmax vessels, we have a profit and loss sharing agreement with a third party related to one Kamsarmax vessel. During the third quarter of 2018, our share of the loss on that vessel was $0.1 million. Our share of the loss in the prior year period was $0.3 million. During the prior year period, a Kamsarmax vessel was time chartered-in through August 2017 at a cost of $0.5 million.
Kamsarmax Operations depreciation increased slightly to $4.9 million in the third quarter 2018 from $4.6 million in the prior year period. Our weighted average vessels owned were 19 in both the third quarters of 2018 and 2017.
General and administrative expense for our Kamsarmax Operations was $0.5 million for both the third quarters of 2018 and 2017. The expense consists primarily of administrative services fees, which are incurred on a per vessel per day basis, and bank charges, which are incurred based on the number of transactions.

Corporate
Certain general and administrative expenses we incur and all of our financial expenses are not attributable to a specific segment. Accordingly, these costs are not allocated to our segments. These general and administrative expenses, including compensation, audit, legal and other professional fees, as well as the costs of being a public company, such as director fees, were $5.4 million and $5.9 million in the third quarters of 2018 and 2017, respectively. The quarter over quarter decline is due primarily to reductions in restricted share amortization and legal fees.
Financial expenses, net increased to $13.3 million in the third quarter of 2018 from $8.0 million in the prior year period due to an increase in the LIBOR rate and higher levels of debt related to the increase in overall fleet size, as well as the write off of $2.0 million of deferred financing costs related to the refinancing of our debt. Between $1.5 million and $2.0 million of deferred financing costs are expected to be written off in the fourth quarter of 2018, related to the continued refinancing of certain debt.
Financial Results for the Nine Months Ended September 30, 2018 Compared to the Nine Months Ended September 30, 2017
For the first nine months of 2018, the Company’s GAAP net loss was $5.3 million or $0.07 loss per diluted share compared to a GAAP net loss of $58.7 million, or $0.82 loss per diluted share in the same period last year. GAAP results for the first nine months of 2018 include the write off of deferred financing costs of $2.0 million, or $0.03 per diluted share, related to the refinancing of existing debt. EBITDA for the first nine months of 2018 and 2017 were $77.2 million and $12.3 million, respectively (see Non-GAAP Financial Measures). Excluding the loss/write-off of vessels and assets held for sale of $17.7 million and the write-off of deferred financing costs on the credit facility related to those specific vessels of $0.5 million, the Company’s adjusted net loss for the first nine months of 2017 was $40.5 million, or $0.56 adjusted loss per diluted share (see Non-GAAP Financial Measures below). There were no such non-GAAP adjustments to the Company’s first nine months of 2018 net income. Adjusted EBITDA for the first nine months of 2017 was $30.0 million (see Non-GAAP Financial Measures below).
Total vessel revenues for the first nine months of 2018 were $177.3 million, an increase of $66.2 million from $111.1 million in the first nine months of 2017. Our TCE revenue (see Non-GAAP Financial Measures) for the first nine months of 2018 was $177.0 million, an increase of $66.3 million from the prior year period. Despite the negative macroeconomic noise, such as trade wars and sanctions, Ultramax Operations and Kamsarmax Operations have remained resilient in the steadily rising markets and both were able to take advantage of premiums in the Atlantic driven by the strength of the fronthaul market from East Coast South America and the Black Sea to China and South East Asia, respectively, as well as the tightening of supply.
Total operating expenses for the first nine months of 2018 were $147.8 million compared to $144.5 million in the first nine months of 2017. The year over year increase relates to increases in vessel operating costs and depreciation resulting from the increase in the size of our fleet, offset in part to the loss/write-off of vessels and assets held for sale of $17.7 million recorded in the first nine months of 2017.

Ultramax Operations

	Nine Months Ended September 30,
Dollars in thousands	2018	2017	Change	% Change
TCE Revenue:
Vessel revenue	$112,778	$64,113	$48,665	76
Voyage expenses	264	82	182	222
TCE Revenue	$112,514	$64,031	$48,483	76
Operating expenses:
Vessel operating costs	53,430	37,246	16,184	43
Charterhire expense	2,773	39	2,734	NA
Vessel depreciation	27,887	21,978	5,909	27
General and administrative expense	3,255	2,502	753	30
Total operating expenses	$87,345	$61,765	$25,580	41
Operating income	$25,169	$2,266	$22,903	NA
Vessel revenue for our Ultramax Operations increased to $112.8 million for the first nine months of 2018 from $64.1 million in the prior year period. We were able to take advantage of premiums in the Atlantic driven by the strength of the fronthaul market from East Coast South America and the Black Sea to China and South East Asia, respectively, as well as the tightening of supply.
TCE revenue (see Non-GAAP Financial Measures) for our Ultramax Operations was $112.5 million for the first nine months of 2018 associated with a day-weighted average of 37 vessels owned and one time chartered-in vessel, compared to $64.0 million for the prior year period, associated with a day-weighted average of 28 vessels owned. TCE revenue per day was $10,895 and $8,519 for the nine months ended September 30, 2018 and 2017, respectively.

Dollars in thousands	Nine Months Ended September 30,
Ultramax Operations:	2018	2017	Change	% Change
TCE Revenue	$112,514	$64,031	$48,483	76
TCE Revenue / Day	$10,895	$8,519	$2,376	28
Revenue Days	10,327	7,516	2,811	37
Our Ultramax Operations vessel operating costs were $53.4 million for the first nine months of 2018, relating to the 37 vessels owned on average during the period and included approximately $3.1 million of takeover costs and contingency expenses. Vessel operating costs for the prior year period were $37.2 million and related to the 28 vessels owned on average during the period. Daily operating costs excluding takeover costs, contingency expenses and other non-operating expenses for the first nine months of 2018 and 2017 were $4,983 and $4,875, respectively. The increase is due to an increase of purchases of spares and stores, as well as freight and forwarding expense.
Charterhire expense for our Ultramax Operations was approximately $2.8 million for the first nine months of 2018, and relates to the vessel we have time chartered-in at $10,125 per day since the end of the third quarter of 2017.
Ultramax Operations depreciation increased to $27.9 million in the first nine months of 2018 from $22.0 million in the prior year period reflecting the increase in our weighted average vessels owned to 37 from 28.
General and administrative expense for our Ultramax Operations was $3.3 million for the first nine months of 2018 and $2.5 million in the prior year period. General and administrative expenses consist primarily of administrative service fees, which are incurred on a per vessel per day basis, and bank charges, which are incurred based on the number of transactions. The increase versus the prior year period reflects the growth of our fleet.

Kamsarmax Operations

	Nine Months Ended September 30,
Dollars in thousands	2018	2017	Change	% Change
TCE Revenue:
Vessel revenue	$64,552	$46,965	$17,587	37
Voyage expenses	107	250	(143)	(57)
TCE Revenue	$64,445	$46,715	$17,730	38
Operating expenses:
Vessel operating costs	25,458	26,617	(1,159)	(4)
Charterhire expense	318	4,406	(4,088)	(93)
Vessel depreciation	14,306	13,692	614	4
General and administrative expense	1,515	1,592	(77)	(5)
Loss / write down on assets held for sale	—	17,701	(17,701)	(100)
Total operating expenses	$41,597	$64,008	$(22,411)	(35)
Operating income (loss)	$22,848	$(17,293)	$40,141	232
Vessel revenue for our Kamsarmax Operations increased to $64.6 million in the first nine months of 2018 from $47.0 million in the prior year period. We were able to take advantage of premiums in the Atlantic driven by the strength of the fronthaul market from East Coast South America and the Black Sea to China and South East Asia, respectively, as well as the tightening of supply.
TCE revenue (see Non-GAAP Financial Measures) for our Kamsarmax Operations was $64.4 million for the first nine months of 2018 associated with a day-weighted average of 18 vessels owned, compared to $46.7 million for prior year period, associated with a day-weighted average of 18 vessels owned and one vessel time chartered-in. TCE revenue per day was $13,123 and $9,218 for the first nine months of 2018 and 2017, respectively.

Dollars in thousands	Nine Months Ended September 30,
Kamsarmax Operations:	2018	2017	Change	% Change
TCE Revenue	$64,445	$46,715	$17,730	38
TCE Revenue / Day	$13,123	$9,218	$3,905	42
Revenue Days	4,911	5,068	(157)	(3)
Kamsarmax Operations vessel operating costs were $25.5 million for the first nine months of 2018, which related to the 18 vessels owned on average during the period and included approximately $0.8 million of takeover costs and contingency expenses. Vessel operating costs for the prior year period were $26.6 million, and related to the 18 vessels owned on average during the period. Daily operating costs excluding takeover costs, contingency expenses and other non-operating expenses for the first nine months of 2018 and 2017 were $4,970 and $5,057, respectively.
While we do not time charter-in any Kamsarmax vessels, we have a profit and loss sharing agreement relating to one Kamsarmax vessel with a third party and during the first nine months of 2018, our share of the loss on that vessel was $0.3 million compared to $0.8 million in the prior year period. During the prior year period, a Kamsarmax vessel was time chartered-in through August 2017 at a cost of $3.6 million.
Kamsarmax Operations depreciation increased to $14.3 million in the first nine months of 2018 from $13.7 million in the prior year period. Our weighted average vessels owned was 18 in both the first nine months of 2018 and 2017.
General and administrative expense for our Kamsarmax Operations was $1.5 million and $1.6 million for the first nine months of 2018 and 2017, respectively. The expense consists primarily of administrative services fees, which are incurred on a per vessel per day basis, and bank charges, which are incurred based on the number of transactions.
During the first nine months of 2017, we recorded a write-down on assets held for sale of $17.7 million related to the sale of two Kamsarmax vessels to an unaffiliated third party.

Corporate
Certain general and administrative expenses we incur and all of our financial expenses are not attributable to a specific segment. Accordingly, these costs are not allocated to our segments. These general and administrative expenses, including compensation, audit, legal and other professional fees, as well as the costs of being a public company, such as director fees, remained relatively flat year over year totaling $18.5 million and $18.4 million in the first nine months of 2018 and 2017, respectively.
Financial expenses, net increased to $34.8 million in the first nine months of 2018 from $24.9 million in the prior year period due to an increase in the LIBOR rate and higher levels of debt related to the increase in overall fleet size, as well as the write off of $2.0 million of deferred financing costs related to the refinancing of our debt in 2018. Between $1.5 million and $2.0 million of deferred financing costs are expected to be written off in the fourth quarter of 2018, related to the continued refinancing of certain debt.

Scorpio Bulkers Inc. and Subsidiaries
Consolidated Statements of Operations
(Amounts in thousands, except per share data)

	Unaudited
	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
Revenue:
Vessel revenue	$62,465	$38,608	$177,331	$111,078
Operating expenses:
Voyage expenses	84	53	372	332
Vessel operating costs	27,011	20,996	78,888	63,863
Charterhire expense	1,044	798	3,091	4,445
Vessel depreciation	14,298	12,071	42,193	35,670
General and administrative expenses	7,043	7,245	23,283	22,530
Loss / write down on assets held for sale	—	—	—	17,701
Total operating expenses	49,480	41,163	147,827	144,541
Operating income (loss)	12,985	(2,555)	29,504	(33,463)
Other income (expense):
Interest income	327	289	756	903
Foreign exchange loss	(31)	(91)	(73)	(277)
Financial expense, net	(13,635)	(8,317)	(35,512)	(25,821)
Total other expense	(13,339)	(8,119)	(34,829)	(25,195)
Net loss	$(354)	$(10,674)	$(5,325)	$(58,658)

Loss per share:
Basic	$(0.01)	$(0.15)	$(0.07)	$(0.82)
Diluted	$(0.01)	$(0.15)	$(0.07)	$(0.82)

Basic weighted average number of common shares outstanding	72,749	71,936	72,649	71,826
Diluted weighted average number of common shares outstanding	72,749	71,936	72,649	71,826

Scorpio Bulkers Inc. and Subsidiaries
Consolidated Balance Sheets
(Dollars in thousands)

	Unaudited
	September 30, 2018	December 31, 2017
Assets
Current assets
Cash and cash equivalents	$142,809	$68,535
Accounts receivable	8,678	7,933
Prepaid expenses and other current assets	8,084	6,087
Total current assets	159,571	82,555
Non-current assets
Vessels, net	1,520,721	1,534,782
Vessels under construction	—	6,710
Deferred financing costs, net	3,214	3,068
Other assets	15,821	16,295
Total non-current assets	1,539,756	1,560,855
Total assets	$1,699,327	$1,643,410

Liabilities and shareholders’ equity
Current liabilities
Bank loans, net	$57,849	$46,993
Capital lease obligations	3,336	1,144
Senior Notes, net	73,120	—
Accounts payable and accrued expenses	14,546	10,453
Total current liabilities	148,851	58,590
Non-current liabilities
Bank loans, net	604,747	576,967
Capital lease obligations	51,338	17,747
Senior Notes, net	—	72,726
Total non-current liabilities	656,085	667,440
Total liabilities	804,936	726,030
Shareholders’ equity
Preferred shares, $0.01 par value; 50,000,000 shares authorized; no shares issued or outstanding	—	—
Common shares, $0.01 par value per share; authorized 212,500,000 shares; issued and outstanding 75,678,177 and 74,902,364 shares as of September 30, 2018 and December 31, 2017, respectively	797	762
Paid-in capital	1,746,856	1,745,844
Common shares held in treasury, at cost; 4,106,927 and 1,465,448 shares at September 30, 2018 and December 31, 2017, respectively	(29,715)	(11,004)
Accumulated deficit	(823,547)	(818,222)
Total shareholders’ equity	894,391	917,380
Total liabilities and shareholders’ equity	$1,699,327	$1,643,410

Scorpio Bulkers Inc. and Subsidiaries
Statements of Cash Flows (unaudited)
(Amounts in thousands)

	Nine Months Ended September 30,
	2018	2017
Operating activities
Net loss	$(5,325)	$(58,658)
Adjustment to reconcile net loss to net cash used by
operating activities:
Restricted share amortization	5,625	10,418
Vessel depreciation	42,193	35,670
Amortization of deferred financing costs	6,483	4,249
Write-off of deferred financing costs	—	470
Loss / write-down on assets held for sale	—	16,471
Changes in operating assets and liabilities:
Decrease in accounts receivable	(745)	(1,760)
Increase (decrease) in prepaid expenses and other assets	(1,519)	(1,007)
Increase in accounts payable and accrued expenses	4,093	250
Net cash provided by operating activities	50,805	6,103
Investing activities
Proceeds from sale of assets held for sale	—	44,340
Payments for vessels and vessels under construction	(21,423)	(23,285)
Net cash (used in) provided by investing activities	(21,423)	21,055
Financing activities
Proceeds from issuance of long-term debt	324,725	51,600
Repayments of long-term debt	(251,515)	(118,097)
Common shares repurchased	(18,710)	—
Dividend paid	(4,579)	—
Debt issue costs paid	(5,029)	—
Net cash provided by (used in) financing activities	44,892	(66,497)
Increase (decrease) in cash and cash equivalents	74,274	(39,339)
Cash at cash equivalents, beginning of period	68,535	101,734
Cash and cash equivalents, end of period	$142,809	$62,395

Scorpio Bulkers Inc. and Subsidiaries
Other Operating Data (unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
Time charter equivalent revenue ($000’s) (1):
Vessel revenue	$62,465	$38,608	$177,331	$111,078
Voyage expenses	(84)	(53)	(372)	(332)
Time charter equivalent revenue	$62,381	$38,555	$176,959	$110,746
Time charter equivalent revenue attributable to:
Kamsarmax	$22,739	$15,502	$64,445	$46,715
Ultramax	39,642	23,053	112,514	64,031
	$62,381	$38,555	$176,959	$110,746
Revenue days:
Kamsarmax	1,666	1,683	4,911	5,068
Ultramax	3,495	2,576	10,327	7,516
Combined	5,161	4,259	15,238	12,584
TCE per revenue day (1):
Kamsarmax	$13,649	$9,211	$13,123	$9,218
Ultramax	$11,342	$8,949	$10,895	$8,519
Combined	$12,087	$9,053	$11,613	$8,801

(1)
We define Time Charter Equivalent (TCE) revenue as vessel revenues less voyage expenses. Such TCE revenue, divided by the number of our available days during the period, or revenue days, is TCE per revenue day, which is consistent with industry standards. TCE per revenue day is a common shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per-day amounts while charter hire rates for vessels on time charters generally are expressed in such amounts.

We report TCE revenue, a non-GAAP financial measure, because (i) we believe it provides additional meaningful information in conjunction with vessel revenues and voyage expenses, the most directly comparable U.S.-GAAP measure, (ii) it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance, (iii) it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods, and (iv) we believe that it presents useful information to investors. See Non-GAAP Financial Measures.

Fleet List as of October 19, 2018

Vessel Name	Year Built	DWT	Vessel Type
SBI Samba	2015	84,000	Kamsarmax
SBI Rumba	2015	84,000	Kamsarmax
SBI Capoeira	2015	82,000	Kamsarmax
SBI Electra	2015	82,000	Kamsarmax
SBI Carioca	2015	82,000	Kamsarmax
SBI Conga	2015	82,000	Kamsarmax
SBI Flamenco	2015	82,000	Kamsarmax
SBI Bolero	2015	82,000	Kamsarmax
SBI Sousta	2016	82,000	Kamsarmax
SBI Rock	2016	82,000	Kamsarmax
SBI Lambada	2016	82,000	Kamsarmax
SBI Reggae	2016	82,000	Kamsarmax
SBI Zumba	2016	82,000	Kamsarmax
SBI Macarena	2016	82,000	Kamsarmax
SBI Parapara	2017	82,000	Kamsarmax
SBI Mazurka	2017	82,000	Kamsarmax
SBI Swing	2017	82,000	Kamsarmax
SBI Jive	2017	82,000	Kamsarmax
SBI Lynx	2018	82,000	Kamsarmax
Total Kamsarmax		1,562,000

SBI Antares	2015	61,000	Ultramax
SBI Athena	2015	64,000	Ultramax
SBI Bravo	2015	61,000	Ultramax
SBI Leo	2015	61,000	Ultramax
SBI Echo	2015	61,000	Ultramax
SBI Lyra	2015	61,000	Ultramax
SBI Tango	2015	61,000	Ultramax
SBI Maia	2015	61,000	Ultramax
SBI Hydra	2015	61,000	Ultramax
SBI Subaru	2015	61,000	Ultramax
SBI Pegasus	2015	64,000	Ultramax
SBI Ursa	2015	61,000	Ultramax
SBI Thalia	2015	64,000	Ultramax
SBI Cronos	2015	61,000	Ultramax
SBI Orion	2015	64,000	Ultramax
SBI Achilles	2016	61,000	Ultramax
SBI Hercules	2016	64,000	Ultramax
SBI Perseus	2016	64,000	Ultramax
SBI Hermes	2016	61,000	Ultramax
SBI Zeus	2016	60,200	Ultramax
SBI Hera	2016	60,200	Ultramax
SBI Hyperion	2016	61,000	Ultramax
SBI Tethys	2016	61,000	Ultramax
SBI Phoebe	2016	64,000	Ultramax
SBI Poseidon	2016	60,200	Ultramax
SBI Apollo	2016	60,200	Ultramax
SBI Samson	2017	64,000	Ultramax
SBI Phoenix	2017	64,000	Ultramax
SBI Gemini	2015	64,000	Ultramax

Vessel Name	Year Built	DWT	Vessel Type
SBI Libra	2017	64,000	Ultramax
SBI Puma	2014	64,000	Ultramax
SBI Jaguar	2014	64,000	Ultramax
SBI Cougar	2015	64,000	Ultramax
SBI Aries	2015	64,000	Ultramax
SBI Taurus	2015	64,000	Ultramax
SBI Pisces	2016	64,000	Ultramax
SBI Virgo	2017	64,000	Ultramax
Total Ultramax		2,307,800
Total Owned or Finance Leased Vessels DWT		3,869,800
Time chartered-in vessels
The Company currently time charters-in one Ultramax vessel. The terms of the contract are summarized as follows:

Vessel Type	Year Built	DWT	Country of Build	Daily Base Rate	Earliest Expiry
Ultramax	2017	62,100	Japan	$10,125	30-Sep-19	(1)
Total TC DWT		62,100

(1)
This vessel is time chartered-in for 22 to 24 months at the Company’s option at $10,125 per day. The Company has the option to extend this time charter for one year at $10,885 per day. The vessel was delivered to the Company in September 2017.

Conference Call on Results:
A conference call to discuss the Company’s results will be held today, October 22, 2018, at 9:00 AM Eastern Daylight Time / 3:00 PM Central European Summer Time. Those wishing to listen to the call should dial 1 (866) 219-5268 (U.S.) or 1 (703) 736-7424 (International) at least 10 minutes prior to the start of the call to ensure connection. The conference participant passcode is 4664187.

There will also be a simultaneous live webcast over the internet, through the Scorpio Bulkers Inc. website www.scorpiobulkers.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Webcast URL: https://edge.media-server.com/m6/p/9a9q3tnx

About Scorpio Bulkers Inc.
Scorpio Bulkers Inc. is a provider of marine transportation of dry bulk commodities.  Scorpio Bulkers Inc. has an operating fleet of 57 vessels consisting of 56 wholly-owned or finance leased dry bulk vessels (including 19 Kamsarmax vessels and 37 Ultramax vessels), and one time chartered-in Ultramax vessel. The Company’s owned and finance leased fleet has a total carrying capacity of approximately 3.9 million dwt and all of the Company’s owned vessels have carrying capacities of greater than 60,000 dwt. Additional information about the Company is available on the Company’s website www.scorpiobulkers.com, which is not a part of this press release.

Non-GAAP Financial Measures
To supplement our financial information presented in accordance with accounting principles generally accepted in the U.S., (“GAAP”), management uses certain “non-GAAP financial measures” as such term is defined in Regulation G promulgated by the SEC. Generally, a non-GAAP financial measure is a numerical measure of a company’s operating performance, financial position or cash flows that excludes or includes amounts that are included in, or excluded from, the most directly comparable measure calculated and presented in accordance with GAAP. Management believes the presentation of these measures provides investors with greater transparency and supplemental data relating to our financial condition and results of operations, and therefore a more complete understanding of factors affecting our business than GAAP measures alone. In addition, management believes the presentation of these matters is useful to investors for period-to-period comparison of results as the items may reflect certain unique and/or non-operating items such as asset sales, write-offs, contract termination costs or items outside of management’s control.
Earnings before interest, taxes, depreciation and amortization (“EBITDA”), adjusted net loss and related per share amounts, as well as adjusted EBITDA and TCE Revenue are non-GAAP performance measures that we believe provide investors with a means of evaluating and understanding how the Company’s management evaluates the Company’s operating performance. These non-GAAP financial measures should not be considered in isolation from, as substitutes for, nor superior to financial measures prepared in accordance with GAAP. Please see below for reconciliations of EBITDA, adjusted net loss and related per share amounts, and adjusted EBITDA. Please see “Other Operating Data” for a reconciliation of TCE revenue.
EBITDA (unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
In thousands	2018	2017	2018	2017
Net loss	$(354)	(10,674)	$(5,325)	$(58,658)
Add Back:
Net interest expense	9,791	6,546	28,273	20,199
Depreciation and amortization (1)	19,378	16,499	54,301	50,807
EBITDA	$28,815	12,371	$77,249	$12,348
(1) Includes depreciation, amortization of deferred financing costs and restricted share amortization.
Adjusted net loss (unaudited)

	Nine Months Ended September 30,
In thousands, except per share data	2017
	Amount	Per share
Net loss	$(58,658)	$(0.82)
Adjustments:
Loss / write down on assets held for sale	17,701	0.25
Write down of deferred financing cost	470	0.01
Total adjustments	$18,171	$0.26
Adjusted net loss	$(40,487)	$(0.56)

Adjusted EBITDA (unaudited)

Nine Months Ended September 30,
In thousands	2017
Net loss	$(58,658)
Impact of adjustments	18,171
Adjusted net loss	(40,487)
Add Back:
Net interest expense	20,199
Depreciation and amortization (1)	50,337
Adjusted EBITDA	$30,049
(1) Includes depreciation, amortization of deferred financing costs and restricted share amortization.

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contact:

Scorpio Bulkers Inc.
+377-9798-5715 (Monaco)
+1-646-432-1675 (New York)